National Copyright Administration of the People’s Republic of China

Certificate of Registration of the Copyright of Computer Software

Certificate No.: Ruan Zhu Deng Zi No.:1402940

Name of software:	Hui Ying Jin Fu Mobile Client Access Software (Android) [Huiying Jinfu for short] V1. 1
Copyright owner:	Benefactum Alliance Business Consultant (Beijing) Co., Ltd.
Completion date of development:	March 10th, 2016
Date of first issuing:	March 10th, 2016
Acquisition way of right:	Original acquisition
Scope of rights	Full right
Registration No.:	2016SR224323

According to the provisions of Regulations for the Protection of Computer Software and Registration Measures for Copyright of Computer Software, the above matters are granted to be registered upon the approval of Copyright Protection Center of China.

No. 01206471	National Copyright Administration of the People’s Republic of China Copyright of computer software Special seal for registration August 18th, 2016